Exhibit 99.1

Vermilion Energy Inc. Confirms First Quarter 2020 Release and Annual General Meeting Date and Provides Virtual Meeting Details

CALGARY, April 21, 2020 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) will release its 2020 first quarter operating and condensed financial results on Tuesday, April 28, 2020 after the close of North American markets.  The unaudited financial statements and management discussion and analysis for the first quarter ended March 31, 2020 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Annual General Meeting and Webcast Details

Vermilion will hold its Annual General and Special Meeting on April 28, 2020 at 3:00 pm MT.  With the emergence of COVID-19, and in light of limits on larger gatherings and our concern for the health and safety of our employees and shareholders, our meeting will be held virtually.  Shareholders can participate electronically at https://web.lumiagm.com/131477895.  Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/files/2020_Virtual_Meeting_Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions.  Following the formal portion of the meeting, a presentation will be given by Anthony Marino, President & Chief Executive Officer.  Guests may also view the event at https://web.lumiagm.com/131477895 by registering as a guest.  The live webcast link, webcast slides, and archive webcast link will be available on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by moderate organic production growth and value-adding acquisitions.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas semi-conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion holds a 20% working interest in the Corrib gas field in Ireland.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Vice President Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:00e 21-APR-20